UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Golden Star Resources Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

38119T

(CUSIP Number)

Riccardo Marsili

La Mancha Holding S.à r.l.

31-33, Avenue Pasteur

L - 2311 Luxembourg

Grand Duchy of Luxembourg

Tel: +352 27 44 94 12

With copies to:

Rob Mathews

White & Case LLP

5 Old Broad Street

London, United Kingdom

EC2N 1DW

Tel: +44 (0207) 532 1429

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): La Mancha Star Investments S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,210,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 163,210,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,210,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): La Mancha Holding S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,210,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 163,210,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,210,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Marchmont Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,210,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 163,210,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,210,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Yousriya Nassif Loza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Egypt

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,210,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 163,210,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,210,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 2, 2018 (the “Schedule 13D”).  The Schedule 13D is being amended to add La Mancha Star Investments S.à r.l., a corporation existing under the laws of Luxembourg (“LMSI”), as a filing person in connection with an internal transfer on October 10, 2018 by which the shares of the Issuer Common Stock held by La Mancha Holding S.à r.l., a corporation existing under the laws of Luxembourg (the “LMH” or the “Investor”), were transferred to LMSI, its wholly-owned subsidiary.

This Amendment No. 1 amends Item 2, Item 3, Item 4, Item 5 and Item 7 of the Schedule 13D as set forth below.  Except as specifically amended by this Amendment No. 1, each Item of the Schedule 13D remains unchanged.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

(a)         This Schedule 13D is filed by LMSI, LMH, Marchmont Limited (“Marchmont”), a Cayman Islands exempted company, and Mrs. Yousriya Nassif Loza, a citizen of Egypt.

Each of LMSI, LMH, Marchmont and Mrs. Yousriya Nassif Loza is referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a joint filing agreement, dated October 15, 2018, a copy of which is attached as an exhibit to this Amendment No. 1.  Each of the Reporting Persons disclaims beneficial ownership in all shares of the Issuer Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein. This filing shall not be deemed an admission that any of the Reporting Persons constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended.

LMSI is managed by a board of managers, which is currently composed of four managers.  LMH is managed by a board of managers, which is currently composed of four managers.  Marchmont has a board of directors, which is currently composed of two directors and four alternate directors. The name, present principal occupation and citizenship of each manager of the Investor and of each director and alternate director of Marchmont as of the date of this filing (the “Covered Individuals”) is set forth below.

Name of Covered Individual	Present Principal Occupation of Covered Individual	Citizenship of Covered Individual
La Mancha Star Investments S.à r.l.
Mr. Andrew Michael Wray	Manager	United Kingdom
Mr. Karim-Michel Nasr	Manager	France
Mr. Fabio Ceccarelli	Manager	Italy
Mr. François Bourgon	Manager	France
La Mancha Holding S.à r.l.
Mrs. Wafaa Sayed Latif Mobarak	Manager	Egypt
Mr. Naguib Sawiris	Manager	Egypt, USA
Mr. Fabio Ceccarelli	Manager	Italy
Mr. François Bourgon	Manager	France
Marchmont Limited
Mr. Roger Mark Bolan	Director	United Kingdom

Mrs. Wafaa Sayed Latif Mobarak	Director	Egypt
Mr. Niall James Paterson Husbands	Alternate Director	United Kingdom
Mrs. Sarah Mercury	Alternate Director	United Kingdom
Mr. Ian Noel Rumens	Alternate Director	United Kingdom
Mr. Ayman Mohamed El Tayeb Mohamed Soliman	Alternate Director	Egypt

(b)         The principal business address of LMSI and its managers is 31-33, Avenue Pasteur, L - 2311 Luxembourg, Grand Duchy of Luxembourg.

The principal business address of LMH and its managers is 31-33, Avenue Pasteur, L - 2311 Luxembourg, Grand Duchy of Luxembourg.

The principal business address of Marchmont and its directors is 190 Elgin Avenue, George Town, Grand Cayman, KY1- 9007, Cayman Islands.

The address of Mrs. Yousriya Nassif Loza is 2005A Nile City Towers — South Tower, Corniche El Nile, Ramlet Beaulac, 11221 Cairo, Egypt.

(c)          LMH is a privately held international gold company with investments in Endeavour Mining and Evolution Mining, having operations in West Africa (Mali, Burkina Faso and Côte d’Ivoire) and Australia, respectively.  LMH was taken private in 2012 by the Sawiris family.  Mrs. Yousriya Nassif Loza owns all of the issued and outstanding shares of Marchmont, the holding company of LMH, which owns all of the issued and outstanding shares of LMSI.  The present principal occupation of each of the Covered Individuals is set forth in Item 2(a) above.  Mrs. Loza is the mother of Mr. Naguib Sawiris.

(d)         During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Covered Individuals, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Covered Individuals, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The place of organization of each of the Reporting Persons and the citizenship of each of the Covered Individuals is set forth in Item 2(a) above.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

On September 25, 2018, LMH acquired beneficial ownership of 163,210,500 common shares of the Issuer Common Stock from the Issuer (the “Acquisition”) pursuant to the terms and conditions of the Subscription Agreement, dated August 1, 2018, between the Issuer and LMH (the “Subscription Agreement”).  Pursuant to the terms of the Subscription Agreement, the Issuer was required to issue from treasury and sell to LMH 163,210,500 common shares at a purchase price per share of $0.77 for a total purchase price equal to $125,672,085.

Upon the satisfaction of the terms and conditions of the Subscription Agreement and the closing of the Acquisition on October 1, 2018 (the “Closing Date”), LMH paid the Issuer aggregate consideration of $125,672,085 in cash.  The source of funds for the Acquisition was cash on the LMH’s balance sheet available for investment and, as more fully described in Item 6 of the Schedule 13D, proceeds from a loan facility pursuant to the Loan Documentation (as defined in Item 6 of the Schedule 13D).

On October 10, 2018, in connection with an internal transfer, LMH transferred the 163,210,500 shares of the Issuer Common Stock that it held to LMSI.  On October 10, 2018, LMSI acceded to the Loan Documentation.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement and the form of Facility Agreement, a copy of each of which is filed as an exhibit to the Schedule 13D and is incorporated herein by reference.

The information set forth in Item 6 of the Schedule 13D is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by amending and restating the first sentence of the first paragraph and the third, second to last and last paragraphs thereof to read as follows:

LMSI acquired beneficial ownership of the shares of the Issuer Common Stock for investment purposes and intends to review their investment in the Issuer on a continuing basis.

On August 1, 2018, concurrently with the Acquisition, LMH entered into the Investor Rights Agreement with the Issuer (the “Investor Rights Agreement”). As discussed in more detail in Item 6 of the Schedule 13D, the Investor Rights Agreement granted LMH certain anti-dilution, board nomination and qualification rights, while limiting the ability of LMH to transfer and acquire common shares of the Issuer Common Stock and to take certain actions relating to the Issuer for two years.  On October 10, 2018, LMSI expressly agreed in writing to be bound be the terms of the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is filed as an exhibit to the Schedule 13D and is incorporated herein by reference.

The information set forth in Items 3 above and 6 of the Schedule 13D is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by amending and restating caption (a) thereof to read as follows:

(a)         LMSI is the beneficial owner of 163,210,500 common shares, or approximately 30.0% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

LMH, as the sole shareholder of LMSI, may be deemed to have voting and dispositive power with respect to the common shares of the Issuer Common Stock beneficially owned by LMSI. As such, LMH may be deemed the indirect beneficial owner of 163,210,500 common shares, or approximately 30.0% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

Marchmont, as the sole shareholder of LMH, may be deemed to have voting and dispositive power with respect to the common shares of the Issuer Common Stock beneficially owned by LMSI.  As such, Marchmont may be deemed the indirect beneficial owner of 163,210,500 common shares, or approximately 30.0% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

Mrs. Yousriya Nassif Loza, as the sole shareholder of Marchmont may be deemed to have voting and dispositive power with respect to the common shares of the Issuer Common Stock beneficially owned by LMSI.  As such, Mrs. Yousriya Nassif Loza may be deemed the indirect beneficial owner of 163,210,500 common shares, or approximately 30.0% of the Issuer Common Stock issued and outstanding (on a non-diluted basis).

Each of the Reporting Persons disclaims beneficial ownership in all shares of the Issuer Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.  All share percentage calculations in this Amendment No. 1 are based on 380,824,555 common shares of the Issuer Common Stock issued and outstanding as of July 31, 2018, as reported in the Issuer’s Management’s Discussion and Analysis for the three and six months ended June 30, 2018 filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 1, 2018.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following:

5                 Joint Filing Agreement, dated October 15, 2018, between LMSI, LMH, Marchmont and Yousriya Nassif Loza.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2018

La Mancha Star Investments S.à r.l.

By:	/s/ Karim-Michel Nasr
Name: Karim-Michel Nasr
Title: Manager

La Mancha Holding S.à r.l.

By:	/s/ Fabio Ceccarelli
Name:	Fabio Ceccarelli
Title:	Manager

Marchmont Limited

By:	/s/ Wafaa Sayed Latif Mobarak
Name:	Wafaa Sayed Latif Mobarak
Title:	Director

Yousriya Nassif Loza

By:	/s/ Yousriya Nassif Loza
Name: Yousriya Nassif Loza